Exhibit 3.7

CERTIFICATE OF AMENDMENT NO. 3

TO THE SIXTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENTELLUS MEDICAL, INC.

Entellus Medical, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The present name of the corporation is Entellus Medical, Inc., which is the name under which the corporation was originally incorporated, and the date of filing the original Certificate of Incorporation of the corporation with the Secretary of State of the State of Delaware was August 10, 2006.

SECOND: That (a) the board of directors of the Corporation has duly adopted a resolution pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware proposing that the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as amended prior hereto (the “Certificate of Incorporation”), be further amended as set forth below (“Amendment No. 3 to the Sixth Amended and Restated Certificate of Incorporation”) and (b) the stockholders of the Corporation duly approved and adopted Amendment No. 3 to the Sixth Amended and Restated Certificate of Incorporation by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

THIRD: That the first paragraph of Article IV of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“That, effective on the filing of this Certificate of Amendment of Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-four reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each four (4) shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock and the Preferred Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the Board of Directors.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified; and provided further, however, that whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering for a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified. For the foregoing purposes, all shares of Common Stock held by a holder shall be aggregated (thus resulting in no more than one fractional share per holder).

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 106,843,271 shares, consisting of (a) 62,276,200 shares of Common Stock, $0.001 par value per share (the “Common Stock”), (b) 2,440,000 shares of Series A-1 Preferred Stock, $0.001 par value per share (the “Series A-1 Preferred Stock”), (c) 4,986,188 shares of Series B Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”), (d) 3,717,329 shares of Series C Preferred Stock, $0.001 par value per share (the “Series C Preferred Stock”), (e) 15,310,943 shares of Series D Preferred Stock, $0.001 par value per share (the “Series D Preferred Stock”) and (f) 18,112,611 shares of Series E Preferred Stock, $0.001 par value per share (the “Series E Preferred Stock”, and collectively with the Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, the “Preferred Stock”).”

FOURTH: That Section B.1.s. of Article IV of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“s. “Qualified Public Offering” shall mean the first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of Common Stock for the account of the Corporation on a firm commitment underwritten basis.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment No. 3 to the Sixth Amended and Restated Certificate of Incorporation to be executed this 12th day of January, 2015, in its name and on its behalf by its Chief Executive Officer pursuant to Section 103 of the General Corporation Law of the State of Delaware.

ENTELLUS MEDICAL, INC.

/s/ Brian E. Farley
Brian E. Farley
Chief Executive Officer